

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 16, 2015

Via e-mail
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.
40 Wall Street, 28th Floor
New York, NY 10005

> **Re:** **Wave Sync Corp.**
> **Form 8-K**
> **Filed October 20, 2015**
> **File No. 001-34113**

Dear Mr. Xiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cautionary Note Regarding Forward-Looking Statements, page 2

1. Please revise to remove your reference to the Private Securities Litigation Reform Act of 1995. As an issuer of penny-stock, you are not entitled to rely on the safe harbor for forward-looking statements provided by that act.

Item 2.01, Completion of Acquisition or Disposition of Assets, page 3

2. Please revise to clarify the principal amount of the convertible note, as well as repayment terms. Please also disclose the conversion price.

3. Mei Yang, your Chairman and 40% shareholder who signed this Form 8-K as CEO of Wave Sync, had a material relationship with Shenzhen Exce-Card prior to the transaction you are reporting because she has been employed by Shenzhen Exce-Card as a vice president since December 2013. In addition, it is unclear whether Mei Yang, Jie Yang,

the sole shareholder of EGOOS BVI, and Wenbing Yang, one of the shareholders of Guangzhou Yuzhou, are related. Please refer to Item 2.01(c) of Form 8-K and revise to discuss these and any other material relationships between Jie Yang and EGOOS BVI and your company and its affiliates or associates.

Description of Business, page 4

4. Your company seeks to introduce a new form of debit or credit card, but it is unclear whether there are devices capable of reading the information transmittable by your audio chip. Where appropriate, please include a discussion of the technology necessary to read or transact with your cards and the breadth of, or any plans for, its adoption.

General, page 5

5. You refer here to your product being "recognized and approved by UnionPay." Please clarify the meaning of this language and your relationship with UnionPay. Please provide similar clarifying disclosure for your references on page 7 to your cards being "certified by MasterCard."

6. Please clarify your relationships with Tianyu and Hengbao to clarify whether your business plan contemplates that you will be providing circuit boards embedded with audio chips to these companies who will sell the audio bank cards to banks, or whether these companies will act as your suppliers and you will sell the audio bank cards to banks. It is unclear whether your company will sell audio chips or audio bank cards, and who the purchasers will be.

7. Please clarify how "partnering with banks to issue co-branded cards" may "generate annual fees and transaction fees." It appears that you are provider of technology.

Competition, page 10

8. Your discussion of competitors is limited only to companies in China; however, your business plan appears to contemplate a global scope. Please revise to discuss international competition, as applicable.

Intellectual Property, page 12

9. Please disclose the duration of your patent.

Properties, page 12

10. Please revise to discuss all of your company's properties. You state on page 5 that you have branches in Beijing, Shanghai, and New York, none of which you discuss here. Please refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of operations, page 26

Overview of Business, page 26

11. Please revise your statement that you have partnered with China Union Pay and China Construction Bank. According to your disclosure elsewhere, you do not have a binding agreement with either of these entities.

Liquidity and Capital Resources, page 27

12. Please clarify whether you have any current arrangements or understandings for the sale of debt or equity securities.

Plan of Operation and Funding, page 27

13. Please revise to clarify the specific timeframes and order of priority among each of the "events" that you discuss here.

14. Please revise to disclose the basis for your expectation that "anticipated cash flow [will be] adequate to fund [y]our operations over the next twelve months." We note that you have yet to complete development of your product or enter into a firm contract with CCB.

Security Ownership of Certain Beneficial Owners and Management, page 28

15. Please revise to reflect Jie Yang's beneficial ownership of 15,000,000 post-reverse split shares in your company.

Directors and Executive Officers, page 28

16. All of your executive officers have been employed by you for less than five years. Please revise to discuss in detail the responsibilities of each of your executive officers in their previous positions. Please refer to Item 401(e)(1) of Regulation S-K.

17. You state here that Zueyue Xiang became president of Shenzhen Exce-card in April 2015. However, his employment contract with Shenzhen Exce-card began January 1, 2015, and amounts that he loaned to the company in the fiscal year ended December 31, 2014 are presented as being from a related party. Please revise to clarify Mr. Xiang's historic relationships with your company.

18. Please discuss the fact that Mei Yang previously served as your CEO, as indicated in your Form 10-K as well as her signature on this Form 8-K. Please also provide corresponding disclosure regarding her resignation from these positions, here or on page 36. Please see Item 5.02(b) of Form 8-K.

Certain Relationship and Related Transactions, and Director Independence, page 31

19. Please revise to discuss the related party transactions disclosed in your financial statements, including those between your company and Zuyue Xiang, as well as the fact that Mei Yang, your CEO and director leading up to the transaction that you are disclosing, worked as a vice president of Shenzhen Exce-Card. Please refer to Item 404(d) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 32

20. Please revise the high price for the quarter ended September 30 in the fiscal year ended December 31, 2015. It was not $1.00, but according to the OTC Markets, was in fact $0.51. Please also remove your information for the quarter ended December 31, 2015, as this quarter has not ended. In the alternative, you may remove your disclosure for both of these quarters. Please see Item 201(a)(ii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 33

21. Please revise to disclose the exemption from registration claimed for each of these transactions. See Item 701(d) of Regulation S-K.

Changes in Control of the Registrant, page 36

22. Please revise your disclosure to clarify that the change in control will occur upon your reverse stock split. Please refer to Item 403(c) of Regulation S-K.

Exhibits, page 37

23. Please file your contracts with Hengbao Co., Ltd. and Wuhan Tianyu Information Industry Co., Ltd. as exhibits to this filing. Please see Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

24. The audited financial statements are labeled as EGOOS Mobile Technology Company Limited (EGOOS BVI). However, on page 37 of the Form 8-K the audited financial statements are referenced as those of EGOOS HK. Please clarify whether the audited financial statements are for EGOOS BVI or EGOOS HK. If they are of EGOOS HK, please amend to include the audited financial statements of EGOOS BVI including its consolidated subsidiaries.

25. Please provide the financial statements for EGOOS BVI including its consolidated subsidiaries for the applicable interim period. See Rule 3-02(b) of Regulation S-X.

26. Please update Note 1 of EGOOS Mobile Technology Company Limited's audited financial statements as of December 31, 2014 and for the applicable interim period, to include a disclosure to clearly indicate the subsidiaries that are consolidated in the accompanying financial statements.

27. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady at (202)551-3891 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction